January 11, 2006


By facsimile to (212) 451-2222 and U.S. Mail


Mr. David A. Conway
President
Water Chef, Inc.
1007 Glen Cove Avenue, Suite 1
Glen Head, NY 11545

Re:	Water Chef, Inc.
	Registration Statement on Form SB-2
	Filed December 27, 2005
File No. 333-130719

Dear Mr. Conway:

	We limited our review of the registration statement to disclosure under "Special Note Regarding Forward-Looking
Statements"
and have the comment below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comment. If you disagree, we will consider your explanation why the comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comment or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Special Note Regarding Forward-Looking Statements, page 7

1. Since Water Chef issues penny stock, Water Chef is ineligible to rely on the safe harbor provision. See section 27A(b)(1)(C) of the
Securities Act. Thus, delete the reference to section 27A of the Securities Act. Alternatively, disclose that Water Chef is ineligible to relay on the safe harbor provision.

Closing

	File an amendment to the SB-2 in response to the comment. To expedite our review, Water Chef may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment. If Water
Chef
thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the response to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Water Chef and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Water Chef requests acceleration of the registration statement`s effectiveness, Water Chef should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Water Chef from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Water Chef may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.



	The Commission`s Division of Enforcement has access to all information that Water Chef provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Robert H. Friedman, Esq.
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
	65 East 55th Street
	New York, NY 10022



Mr. David A. Conway
January 11, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE